December 1, 2016

VIA EDGAR

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Ms. Bentzinger:

On June 28, 2016, Strategy Shares (the "Registrant"), on behalf of its series, the Bioshares Biothreat ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on August 15, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please confirm that the ticker symbol will be updated on EDGAR.

Response. The Registrant so confirms.

Comment 2. Please incorporate comments to US Equity Rotation Strategy ETF as applicable.

Response. The Registrant has incorporated the comments requested.

Comment 3. Prior to the effectiveness of the Registration Statement, please provide the final fee table via correspondence.

Response. The fee table is provided below:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and/or Service Fee (12b-1) Fees	None
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	The management fee is structured as a “unified fee”, out of which the Fund’s adviser pays all routine expenses of the Fund, except for payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing money; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary expenses of the Fund, each of which is paid by the Fund.

Prospectus:

Fund Summary

Comment 4. In the fee table, revise the line item for Total Annual Fund Operating Expenses and the introductory paragraph to expense example to remove reference to fee waivers as there are none shown in the table.

Response. The Registrant has revised the line item and expense example introduction as requested.

Comment 5. In the expense example introduction, please add a statement that the investor would incur expenses whether or not they redeemed at the end of the period.

Response. The current disclosure tracks the language in Item 3 of Form N-1A, so the Registrant has not made the revision requested.

Comment 6. Please revise the strategy disclosure to provide more information regarding how the Fund defines a biothreat company and the index’s methodology. Please also add an 80% test for investments in biothreat companies in accordance with Rule 35d-1 given that the Fund uses “biothreat” in its name.

Response. The Registrant has revised the strategy disclosure as follows (changes are not marked below to facilitate ease of reading):

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of issuers included in the BioShares BioThreat Index (the “Underlying Index”). The Fund’s investment sub-advisor, LifeSci Index Partners, LLC (“LifeSci Partners”), is also the sponsor of the Underlying Index.

The Fund will use a “passive” or indexing approach. Unlike many investment companies, the Fund does not try to “beat” the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued.

The Fund will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.

The Underlying Index tracks the performance of U.S. listed companies that the Index Provider believes help protect against biological threats to human health. The Underlying Index is developed using a proprietary, multi-step research process to identify these BioThreat-related companies. As the BioThreat field is currently a nascent and emerging field of the market, most BioThreat-related companies in the Underlying Index have only a minority of their total revenues or research and development spending focused on BioThreat-related products or services. Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in BioThreat companies.

First, LifeSci Partners conducts fundamental research to identify the most important current and emerging BioThreats, which the Index Provider defines as biological threats to human health. As of September 30, 2016, the identified categories of BioThreats are: (1) pandemic diseases that have the potential to spread rapidly across the globe, (2) technologies and agents of biological warfare, (3) food and water contaminations and (4) environmental threats and natural disasters.

Second, LifeSci Partners utilizes publicly available information including, but not limited to, financial reports and screens, corporate websites, news reports and interviews with key opinion leaders to identify publicly traded companies which help protect against and prepare for these BioThreats. As of September 30, 2016, these identified products, technologies and services include:

•	Drug treatments and vaccines for Zika, H1N1, Ebola, avian flu and MERS
•	Protection against insects including repellents
•	Products and technologies to detect, identify and combat agents of biological warfare (such as anthrax, sarin gas, variola virus and brucellosis) including x-ray screening technologies at airports and ports of entry, drone and surveillance technologies and advanced defense systems
•	Manufacturers and retailers of essential products during times of natural disasters and disease outbreaks, such as canned foods, power sources, consumer first aid kits, anti-microbial agents, respiratory masks and sterilization supplies and services
•	Safety and purification equipment and technologies for food and water supplies

•	In the final step, LifeSci Partners ensures that all stocks in the Underlying Index meet the following requirements: (1) must be listed on a U.S. stock exchange, (2) must have a market capitalization of no less than $1 billion as of an Underlying Index reconstitution and (3) must sustain an average daily trading volume in excess of $2 million for the 6-month period preceding an Underlying Index reconstitution.

As of September 30, 2016, the Underlying Index had 51 constituents. The Underlying Index is reconstituted annually at the close of trading on the third Friday of January and is rebalanced semi-annually at the close of trading on the third Fridays of January and

July. The Underlying Index uses a modified capitalization weighting methodology, meaning components are weighted according to the total market value of their outstanding shares, which is not adjusted for the number of shares available for trading (“float”). The index weight of the largest stock is capped at 4.9%, and the excess weight is redistributed proportionately over the remainder of the Underlying Index. Share weights are based on prices as of the close of trading on the second Friday of the rebalancing month. More information on the Underlying Index can be found on its website at www.lifesciindex.com.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of May 26, 2016, the Underlying Index was concentrated in the Healthcare Sector and the Industrials Sector.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”) which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers that could be in the same or related economic sectors.

Comment 7. In “Principal Investment Strategies”, please revise the description of the Fund’s 80% investment policy to include borrowing for investment purposes.

Response. The Registrant has revised the policy as follows:

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of issuers included in the BioShares BioThreat Index (the “Underlying Index”).

Comment 8. In “Principal Investment Strategies,” please include the dollar range of the market capitalization of the companies included in the index, the date as of which their market cap is determined, and that the caps may fluctuate.

Response. The Registrant has revised the disclosure as shown in response to Comment 6 above.

Comment 9. Please add the website for the index to the strategy disclosure.

Response. The Registrant has added the disclosure requested.

Comment 10. In “Principal Strategies”, please clarify what is meant by “average daily turnover” and “$2 million 6-month average daily turnover at time of inclusion”. Also, explain what is meant by “market cap weight”, “maximum weight”, “recomposed”, and “dividends and M&A proceeds are re-invested pro-rata into the index”.

Response. The Registrant has revised the disclosure as shown in response to Comment 6 above.

Comment 11. In “Principal Risks of Investing in the Fund”, please add sampling risk.

Response. The Registrant has added the risk requested as shown in response to Comment 13 below.

Comment 12. Please define authorized participant the first time it is used.

Response. The Registrant has revised the disclosure as requested..

Comment 13. In “Principal Risks of Investing in the Fund”, please merge or revise Costs of Buying or Selling Shares, Fluctuation of NAV; Unit Premiums and Discounts, Market Price Variance Risk as the three risks have similar disclosure. Revise Equity Risk to remove 6th and 7th sentences and merge with Market Risk or revise to not duplicate disclosure. Revise ETF risk as to not reference being actively managed. Remove or revise Management Risk. Add small capitalization risk. Merge or revise Passive Strategy Risk with Index Tracking Risk and revise any disclosure from Index Tracking Risk to reference the “Underlying Index” instead of “Products Index”. Update the second sentence of Market Price Risk to be singular. Remove the reference to biotech in the Passive Strategy Risk. In Sector Risk, include the risks of each sector in which the fund will invest as a principal strategy or otherwise revise the risk so that the reference to 25% of the Fund’s assets makes sense. In Concentration Risk, consider revising the references to biotechnology to biothreat.

Response. The Registrant has revised the Principal Risks of Investing the Fund as follows (changes are not marked below to facilitate ease of reading):

Asset Class Risk. Securities in the Underlying Index or in the Fund’s portfolio may underperform in comparison to the general securities markets or other asset classes.

Authorized Participant Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants. An “Authorized Participant” is a participant in the Continuous Net Settlement System of the National Securities Clearing Corporation or the Depository Trust Company (“DTC”) and that has executed a Participant Agreement with the applicable Fund’s distributor (“Distributor”). To the extent these Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to process creation and/or redemption orders, in either of these cases, shares of the Fund may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Concentration Risk. The Fund may focus its investments in securities of a particular industry to the extent the Underlying Index does. Economic, legislative or regulatory developments may occur that significantly affect the industry. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not focus in a particular industry.

Early Close/Trading Halt Risk. An exchange or market may close or issue trading halts on specific securities, or the ability to buy or sell certain securities or financial instruments may be restricted, which may prevent the Fund from buying or selling certain securities or financial instruments. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and may incur substantial trading losses.

Equity Securities Risk. Fluctuations in the value of equity securities held by the Fund will cause the net asset value (“NAV”) of the Fund to fluctuate.

    Common Stock Risks. Common stock of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments. Common stock will be subject to greater dividend risk than preferred stocks or debt instruments of the same issuer. In addition, common stocks have experienced significantly more volatility in returns than other asset classes.
    Preferred Stock Risks. Generally, preferred stockholders (such as the Fund) have no voting rights with respect to the issuing company unless certain events occur. In addition, preferred stock will be subject to greater credit risk than debt instruments of an issuer, and could be subject to interest rate risk like fixed income securities, as described below. An issuer’s board of directors is generally not under any obligation to pay a dividend (even if dividends have accrued), and may suspend payment of dividends on preferred stock at any time. There is also a risk that the issuer of any of the Fund’s holdings will default and fail to make scheduled dividend payments on the preferred stock held by the Fund).

ETF Structure Risks. The Fund is structured as an ETF and as a result is subject to the special risks, including:

o   Not Individually Redeemable. Shares are not individually redeemable and may be redeemed by the Fund at NAV only in large blocks known as “Creation Units.” You may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

o   Trading Issues. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. There is no guarantee that an active secondary market will develop for Shares of the Fund.

o   Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

Index Risk. Unlike many investment companies, the Fund does not utilize an investing strategy that seeks returns in excess of the Underlying Index. Therefore, it would not necessarily sell a security unless that security is removed from the Underlying Index, even if that security generally is underperforming.

Issuer Risk. The performance of the Fund depends on the performance of the issuers of the individual securities in which the Fund invests. Poor performance by any issuer may cause the value of its securities, and the value of the Fund’s Shares, to decline.

Large-Cap Stock Risk. The investments in larger, more established companies are subject to the risk that larger companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors potentially resulting in lower markets for their common stock.

Limited History of Operations Risk. The Fund is a new fund with a limited history of operations for investors to evaluate.

Management Risk. As the Fund may not fully replicate the Underlying Index, it is subject to the risk that investment management strategy may not produce the intended results.

Market Risk. Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

New Sub-Adviser Risk. The Sub-Adviser has only recently begun providing investment advisory services to ETFs, which may limit its effectiveness.

No Assurance of Active Trading Market Risk. Although the Shares in the Fund are approved for listing on the Exchange, there can be no assurance that an active trading market will develop and be maintained for the Shares of the Fund. Further, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Fund may ultimately liquidate.

Non-Diversified Fund Risk. The Fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.

Passive Investment Risk. The Fund is not actively managed and the Adviser will not sell shares of an equity security due to current or projected underperformance of a security, industry or sector, unless that security is removed from the Underlying Index or the selling of shares of that security is otherwise required upon a rebalancing of the Underlying Index as addressed in the Underlying Index methodology.

Sampling Risk. The Fund’s use of a representative sampling approach, if used, could result in its holding a smaller number of securities than are in the Underlying Index. As a result, an adverse development with an issuer of securities held by the Fund could result in a greater decline in NAV than would be the case if the Fund held all of the securities in the Underlying Index. To the extent the assets in the Fund are smaller, these risks will be greater.

Sector Concentration Risk. When the Fund invests more than 25% of its total assets in securities of issuers within a particular Sector, it is subject to increased risk. Performance will generally depend on the performance of the sector which may differ in direction and degree from that of the overall U.S. stock markets.

In addition, financial, economic, business and political developments affecting the sector may have a greater effect on the Fund than they would if the Fund did not focus on that sector. The investment risks applicable to each sector are as follows:

    Healthcare Sector Risk. The performance of companies in the healthcare sector may be affected by extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, changes in technologies and other market developments. Many healthcare companies are heavily dependent on patent protection. The expiration of patents may adversely affect the performance of these companies. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence.

    Industrials Sector Risk. The stock prices of companies in the industrials sector are affected by supply and demand, both for their specific product or service and for industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage, product liability claims and exchange rates. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

Small and Mid-Cap Stock Risk. To the extent that the Fund invests in mid-cap stocks, it takes on additional risks. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock and the more volatile its price. Market capitalization is determined by multiplying the number of its outstanding shares by the current market price per share. Companies with smaller market capitalizations also tend to have unproven track records, a limited product or service base and limited access to capital. These factors make smaller companies more likely to fail than companies with larger market capitalizations.

Tracking Error Risk. Tracking error is the divergence of the Fund’s performance from that of the Underlying Index. Tracking error may occur because of imperfect correlation between the Fund’s holdings of portfolio securities and those in the Underlying Index, pricing differences, the Fund’s holding of cash, differences on timing of the accrual of dividends, changes to the Underlying Index or the need to meet various regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Fund incurs fees and expenses, while the Underlying Index does not.

Comment 14. Please define NYSE the first time it is used.

Response. The context in which the term NYSE is used is in the name “NYSE Arca, Inc.”, which is the full name of the exchange, so the Registrant does not think it is appropriate to define the term NYSE.

Comment 15. Please supplementally disclose the index that will be used for the Fund’s performance benchmark.

Response. Like other passive ETFs, the Fund will use the underlying index as the index for its performance benchmark.

Comment 16. In “Portfolio Managers”, please disclose the length of service of each portfolio manager.

Response. The Registrant has revised the disclosure as follows:

Paul Yook, Managing Member and Portfolio Manager of LifeSci Partners, Andrew McDonald, Member and Portfolio Manager of LifeSci Partners, and Denise Krisko, CFA, President of Vident, have served as the Fund’s portfolio managers since the Fund’s inception in 2016…

Additional Information About The Fund’s Principal Investment Strategies And Related Risks

Comment 17. Please state that the investment objective is non-fundamental and can be changed without shareholder approval.

Response. The Registrant has revised the disclosure as follows:

The investment objective of the Fund is non-fundamental and may be changed by the Board of Trustees without shareholder approval.

Comment 18. The strategy disclosure in item 9 is the same as item 4. Please revise so that item 4 is a summary of item 9.

Response. The Registrant has revised the disclosure as requested.

Comment 19. Please revise the introduction to the risks to remove reference to the chart and to correct the cross references to the SAI and additional risks.

Response. The Registrant has revised the paragraph as requested.

Comment 20. Please confirm that the Fund will look through its investments in other funds in determining whether it is complying with its 80% policies.

Response. The Registrant so confirms.

Comment 21. Consider adding sub-risks for the ETF Risk.

Response. The Registrant has removed the risk as it is not a principal risk of investing in the Fund.

Comment 22. Please clarify what is meant by “respective effectiveness” in new sub-adviser risk.

Response. The Registrant has revised the risk as follows:

New Sub-Adviser Risk. The Sub-Adviser has only recently begun providing investment advisory services to ETFs, which may limit its ~~their respective~~ effectiveness.

Purchasing And Selling Fund Shares

Comment 23. In “Calculation of Net Asset Value”, please delete “significant” from the description of investments in foreign securities.

Response. The Registrant has revised the disclosure as requested.

Dividends And Distributions

Comment 24. In “Distributions”, please correct the typo referencing “neither Fund.”

Response. The Registrant has fixed the typo.

SAI:

Comment 25. In the second paragraph of “Overview of the Trust”, please update the disclosure to reference the current names of the series of the Trust.

Response. The Registrant has revised the disclosure as requested.

Comment 26. Please confirm supplementally that derivatives will be valued at their market value, not notional value, for purposes of the Fund’s 80% policy.

Response. The adviser has confirmed to the Registrant that derivatives are not a principal strategy of the Fund, but, to the extent they are ever held by the Fund, will be valued at their market value, not notional value, for purposes of the Fund’s 80% policy.

Comment 27. In “Fundamental Investment Restrictions”, please add that the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Response. The Registrant has revised the disclosure as follows:

With respect to Fundamental Investment Restriction #1, if the Fund invests in one or more investment companies that concentrates its investments in a particular industry, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Comment 28. Please add the Fund’s liquidity policy to its non-fundamental investment restrictions.

Response. The Registrant has added the following:

(4)       Invest, in the aggregate, more than 15% of its net assets in securities with legal or contractual restrictions on resale, securities, which are not readily marketable and repurchase agreements with more than seven days to maturity. However, if more than 15% of Fund assets (defined as net assets plus the amount of any borrowing for investment purposes) are illiquid, the Fund’s investment adviser will reduce illiquid assets such that they do not represent more than 15% of Fund assets, subject to timing and other considerations which are in the best interests of the Fund and its shareholders.

Comment 29. In “Management”, please clarify what is meant by “Original Trusts” in the introductory paragraph.

Response. The Registrant has revised the disclosure to remove the reference.

Comment 30. In “Service Providers – Investment Advisory Services”, please confirm that the expense limitation disclosure is accurate.

Response. The Registrant has revised the disclosure to discuss the advisor’s unitary fee.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins